UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MASS HYSTERIA ENTERTAINMENT COMPANY, INC.

(Name of Issuer)

Convertible Promissory Note

(Title of Class of Securities)

(CUSIP Number)

Murray Rosenthal, 2710 Hidden Valley Road, La Jolla, CA 92037 (619) 899-8892

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.

1.	Names of Reporting Persons.
FIRST JACKSON CAPITAL & MANAGEMENT, LLC I.R.S. Identification Nos. of above persons (entities only). 20-8803485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	.............................................................................................................................................
	(b)	.............................................................................................................................................

3.	SEC Use Only ......................................................................................................................................

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ............

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 12,500,000

	8.	Shared Voting Power: ......................................................................................................

	9.	Sole Dispositive Power: 12,500,000

	10.	Shared Dispositive Power: .............................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ......

13.	Percent of Class Represented by Amount in Row (11): 13.4% (before exercise or conversion of any other securities)

14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer: CONVERTIBLE PROMISSORY NOTE; MASS HYSTERIA ENTERTAINMENT COMPANY, INC., 5555 MELROSE AVENUE, SWANSON BUILDING, SUITE 400, HOLLYWOOD, CA 90038

Item 2.	Identity and Background:
	(a)	FIRST JACKSON CAPITAL & MANAGEMENT, LLC
	(b)	2710 HIDDEN VALLEY ROAD, LA JOLLA, CA 92037 (619) 899-8892
	(c)	INVESTMENTS
	(d)	NO
	(e)	NO
	(f)	NEVADA

Item 3.	Source and Amount of Funds or Other Consideration: WORKING CAPITAL; $200,000

Item 4.	Purpose of Transaction INVESTMENT
	(a)	N/A
	(b)	N/A
	(c)	N/A
	(d)	N/A
	(e)	N/A
	(f)	N/A
	(g)	N/A
	(h)	N/A
	(i)	N/A
	(j)	N/A

Item 5.	Interest in Securities of the Issuer
	(a)	12,500,000 (SHARES SUBJECT TO RIGHT TO ACQUIRE); 13.4% (before exercise or conversion of any other securities)
	(b)	12,500,000
	(c)	NONE
	(d)	NONE
	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: NONE

Item 7.	Material to Be Filed as Exhibits: NONE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APRIL 8, 2011
Date

/s/ MURRAY ROSENTHAL
Signature

MURRAY ROSENTHAL, MANAGING MEMBER
Name/Title